15045589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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SEC Mail Processing Section
FEB 25 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 27519 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.R. Winston & Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
(No. and Street)

| Bedminster | New Jersey | 07921 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr. (908) 234-0300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name – *if individual, state last, first, middle name*)

| 293 Eisenhower Parkway, Suite 290 | Livingston | New Jersey | 07039-1711 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

tj 2/26/15

2/27/15

## AFFIRMATION

I, John W. Galuchie, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to T.R. Winston & Company, LLC as of December 31, 2014 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John W. Galuchie, Jr., President

Date: February 24, 2015

Sworn to and subscribed before me

this 24th day of February, 2015

Notary Public

PIPER S SHELDON
Notary Public
New Jersey
My Commission Expires July 13, 2016

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] Notes to Financial Statements
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [x] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# T.R. WINSTON & COMPANY, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2014

# T.R. WINSTON & COMPANY, LLC

## DECEMBER 31, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the accompanying financial statements of T.R. Winston & Company, LLC ( a Delaware limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. T.R. Winston & Company, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.R. Winston & Company, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

February 23, 2015

**T. R. WINSTON & COMPANY, LLC**

**STATEMENT OF FINANCIAL CONDITION**

| | | December 31, 2014 |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 934,658 |
| Securities owned | | 1,632,923 |
| Deposit with clearing broker | | 250,000 |
| Receivable from clearing broker | | 52,584 |
| Other | | 293,952 |
| Total assets | $ | 3,164,117 |
| LIABILITIES AND MEMBERS' EQUITY | | |
| Accounts payable | $ | 96,111 |
| Accrued expenses | | 402,890 |
| Subordinated note payable to member | | 1,000,000 |
| Total liabilities | | 1,499,001 |
| COMMITMENTS AND CONTINGENCIES | | |
| Members' equity | | 1,665,116 |
| Total liabilities and members' equity | $ | 3,164,117 |

The accompanying notes are an integral part of these financial statements.

**T. R. WINSTON & COMPANY, LLC**

**STATEMENT OF INCOME**

| | | For the Year Ended December 31, 2014 |
|---|---|---|
| Revenues: | | |
| Brokerage commissions and fees | $ | 2,564,690 |
| Investment banking and consulting fees | | 5,831,509 |
| Principal transactions: | | |
| Trading | | (180,952) |
| Investing | | (358,502) |
| Interest and dividends | | 219,628 |
| Total revenues | | 8,076,373 |
| Expenses: | | |
| Commissions and related expenses | | 2,364,721 |
| Employee compensation and benefits | | 2,749,371 |
| General and administrative | | 386,194 |
| Clearing fees and charges | | 683,843 |
| Occupancy | | 641,167 |
| Interest | | 48,187 |
| Total expenses | | 6,873,483 |
| Net income | $ | 1,202,890 |

The accompanying notes are an integral part of these financial statements.

## T. R. WINSTON & COMPANY, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

| | | Members' Equity |
|---|---|---|
| Balance at December 31, 2013 | $ | 1,685,748 |
| Net income, year ended December 31, 2014 | | 1,202,890 |
| Withdrawal of capital by members | | (1,223,522) |
| Balance at December 31, 2014 | $ | 1,665,116 |

The accompanying notes are an integral part of these financial statements.

## T. R. WINSTON & COMPANY, LLC

## STATEMENT OF CASH FLOWS

| | | For the Year Ended December 31, 2014 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 1,202,890 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Change in net receivable from clearing broker | | (27,226) |
| Change in other assets | | (90,189) |
| Change in securities owned | | 35,670 |
| Change in accounts payable and accrued expenses | | 74,812 |
| Net cash provided by operating activities | | 1,195,957 |
| Cash flows from financing activities: | | |
| Withdrawal of capital by members | | (800,000) |
| Net cash used in financing activities | | (800,000) |
| Net increase in cash and cash equivalents | | 395,957 |
| Cash and cash equivalents at beginning of year | | 538,701 |
| Cash and cash equivalents at end of year | $ | 934,658 |
| Supplemental Disclosure of Cash Flow Information: | | |
| Cash paid for interest | $ | 48,187 |
| Cash paid for state and local taxes | $ | 41,792 |
| Non-cash financing activities: | | |
| Withdrawal of capital by members | $ | 423,522 |

The accompanying notes are an integral part of these financial statements.

## T. R. WINSTON & COMPANY, LLC

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | Subordinated Note Payable to Member |
|---|---|
| Balance at December 31, 2013 | $ 1,000,000 |
| Increase - Borrowings under subordinated loan agreement | - |
| Decrease - Repayment of borrowings | - |
| Balance at December 31, 2014 | $ 1,000,000 |

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

T.R. Winston & Company, LLC (the "Company") is a licensed securities broker-dealer in all states and the District of Columbia and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Significant Accounting Policies

*Basis of Accounting:*
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The Company records all securities transactions and the related revenues and expenses on a trade-date basis. The effect of all unsettled transactions at December 31, 2014 is accrued in the statement of financial condition.

*Use of Estimates:*
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Securities Owned:*
The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as Level 3. The Company only uses Level 1 inputs to value its securities.

*Brokerage Commissions and Fees:*
The Company records brokerage commission and fees and related expenses on a trade-date basis as transactions occur.

*Investment Banking and Consulting Fees:*
Investment banking fees include net revenues arising from securities offerings in which the Company acts as a placement agent and are recorded when each transaction is closed. Investment banking fees also include revenues earned from providing merger and acquisition and strategic and restructuring advice to corporate clients and are recorded when earned, which varies by engagement. The Company will supplement its existing employees by engaging independent licensed contractors to perform some of the services required.

*Interest Income/Expense:*
The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances at the clearing broker.

*Income Taxes:*
The Company was formed as a Delaware limited liability company during 2003 and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's members. However, the Company is responsible for franchise tax fees and other minimum taxes imposed by several state and local authorities. For financial statement purposes, the Company utilizes recognition threshold and measurement principles of tax positions taken or expected to be taken on a tax return. Tax returns for the 2011 and forward years are subject to audit by federal and state jurisdictions. At December 31, 2014, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded as of December 31, 2014.

*Cash and Cash Equivalents:*
The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

*Subsequent Events:*
The Company has evaluated its subsequent events and transactions occurring after December 31, 2014 through February 23, 2015, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

## 3. Clearing Broker

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Commission Act of 1934.

Pursuant to the fully disclosed clearing agreement, the Company has a deposit of $250,000 on account with the Clearing Broker. At December 31, 2014, the amount receivable from the Clearing Broker was approximately $53,000. The Company is subject to credit risk should the Clearing Broker be unable to repay the deposit, amounts due from the Clearing Broker or the securities owned by the Company and held in custody by the Clearing Broker.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,787,534 which was $1,687,534 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1. The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the "computation of reserve requirements."

5. Commitments and Contingencies

*Leases:*
The Company continues to lease its main office facilities on a month-to-month basis from an unrelated party. The Company has signed a five-year lease agreement for its Los Angeles office with an unrelated party. The office space in Los Angeles is not yet available for occupancy however the same landlord has provided the Company with temporary space on a month-to-month basis. It is anticipated that the landlord will have the office space completed and ready to be occupied sometime in February 2015. As a condition to this lease the Company had to provide the landlord with an irrevocable letter of credit in the amount of $75,000. There were no amounts drawn on the irrevocable letter of credit as of December 31, 2014. The Company has signed a one-year lease with an unrelated third party for office space in Charlotte, North Carolina, effective January 1, 2015.

The Company subleases part of its main and Los Angeles premises to several subtenants on a monthly basis. Rental income under these sublease agreements in 2014 was approximately $69,000. Aggregate net rent expense for the year ended December 31, 2014 was approximately $437,000. The Company leases one additional office space location under a two-year lease agreement and also leases one additional office space location on a month-to-month basis. Future minimum rental requirements under the terms of all leases are:

| | |
|---|---|
| 2015 | $ 286,000 |
| 2016 | $ 248,000 |
| 2017 | $ 255,000 |
| 2018 | $ 263,000 |
| 2019 | $ 271,000 |
| 2020 and therafter | $ 23,000 |

*Legal Matters:*
The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

6. Related Party Transactions

In accordance with an expense sharing agreement the Company reimburses Bedminster Management Corp. ("BMC") for the cost of certain group medical insurance and office supplies. BMC is owned one-third by the Company and two-thirds by unrelated entities that sublease office space in the Company's main office. BMC had no assets or liabilities at December 31, 2014.

BMC, the Company and these unrelated entities share certain office and other expenses on a pro-rata basis. Such reimbursements were approximately $340,000 for the year ended December 31, 2014.

7. Securities Owned

Securities owned, which consisted entirely of proprietary trading securities positions held for resale to customers, consist of marketable equity securities. These securities are recorded at fair values that were available in active markets for identical investments ("Level 1") as of December 31, 2014 and are listed below by industry segment:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Petroleum Products | $ 499,790 | $ - | $ - | $ 499,790 |
| Biological Products | 412,072 | - | - | 412,072 |
| Business Services | 226,170 | - | - | 226,170 |
| Electronic Components and Accessories | 212,495 | - | - | 212,495 |
| Pharmaceutical Preparations | 117,993 | - | - | 117,993 |
| Oil and Gas Extraction | 101,875 | - | - | 101,875 |
| Printing and Publishing | 44,649 | - | - | 44,649 |
| Other | 17,879 | - | - | 17,879 |
| | $ 1,632,923 | $ - | $ - | $ 1,632,923 |

Approximately $3,000 of securities owned consisted of companies established under the laws of a foreign country but are traded on U.S. markets.

8. Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

9. Subordinated Borrowings

Effective May 1, 2010 the Company entered into a subordinated loan agreement for equity capital with its controlling member in the amount of $1,000,000, payable on April 30, 2013 and bearing interest at the rate of three percent per annum. During 2012 the Company and the controlling member amended this subordinated loan agreement extending the maturity until April 30, 2016. Interest expense under this agreement aggregated $30,000 for the year ended December 31, 2014. This agreement has been accepted by FINRA and is considered a satisfactory subordination agreement pursuant to the provisions of Rule 15c3-1 under the Securities Exchange Act of 1934. The amounts payable under this agreement are subordinate to all claims of present and future creditors of the Company arising out of any matter occurring prior to April 30, 2016. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of T.R. Winston & Company, LLC's financial statements as of and for the year ended December 31, 2014, and our report thereon dated February 23, 2015, which expressed an unmodified opinion on those financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the Company's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

February 23, 2015

## Schedule I

## T. R. WINSTON & COMPANY, LLC

## COMPUTATION OF NET CAPITAL
## UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## As of December 31, 2014

| | | |
|---|---|---|
| Net Capital | | |
| Total members' equity from statement of financial condition | $ | 1,665,116 |
| Add: | | |
| Subordinated note payable to member | | 1,000,000 |
| Subtract: | | |
| Other assets | | (293,952) |
| Blockage deduction | | (310,281) |
| Tentative net capital | | 2,060,883 |
| Haircuts on securities owned | | (198,396) |
| Undue concentration haircut | | (74,953) |
| Net capital | $ | 1,787,534 |
| | | |
| Aggregate Indebtedness | | |
| Accounts payable | $ | 96,111 |
| Accrued expenses | | 402,890 |
| Total aggregate indebtedness | $ | 499,001 |
| | | |
| Minimum net capital required [Pursuant to Rule 15c3-1(a)(4)] | $ | 100,000 |
| Excess net capital | $ | 1,687,534 |
| Net capital in excess of 120% of minimum requirement | $ | 1,667,534 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.28 |

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2014.

**********

**Sobel & Co., LLC**
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements in which (1) T.R. Winston & Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which T.R. Winston & Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) T.R. Winston & Company, LLC stated that T.R. Winston & Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. T.R. Winston & Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T.R. Winston & Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

February 23, 2015

**Schedule II**

## T. R. WINSTON & COMPANY, LLC

## COMPUTATION FOR DETERMINING RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
**As of December 31, 2014**

---

The Company is not required to furnish the computation of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the computation of reserve requirements. The Company was in compliance with this exemptive provision at all times during the year ended December 31, 2014.

John W. Galuchie, Jr., President

**Schedule III**

**T. R. WINSTON & COMPANY, LLC**

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**As of December 31, 2014**

---

The Company is not required to furnish information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish information relating to possession or control requirements. The Company was in compliance with this exemptive provision at all times during the year ended December 31, 2014.

John W. Galuchie, Jr., President

# T.R. WINSTON & COMPANY, LLC

## INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2014

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

# INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by T.R. Winston & Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating T.R. Winston & Company, LLC's compliance with the applicable instructions of Form SIPC-7. T.R. Winston & Company, LLC's management is responsible for T.R. Winston & Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 23, 2015

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

## General Assessment Reconciliation

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*********1595*********************MIXED AADC 220
027519 FINRA DEC
T R WINSTON & COMPANY LLC
376 MAIN ST
BEDMINSTER NJ 07921-2591

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeffrey L Criswell 908 234-0300

2. A. General Assessment (item 2e from page 2) $ 20,948

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 10,423.25 )

_______________
Date Paid

C. Less prior overpayment applied ( - )

D. Assessment balance due or (overpayment) 10,524.75

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,524.75

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,524.75

H. Overpayment carried forward $( - )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T. R. Winston & Company, LLC
(Name of Corporation, Partnership or other organization)

Jeff L Criswell
(Authorized Signature)

Controller
(Title)

Dated the 20 day of January, 2015.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $8,076,373 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 180,953 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 358,502 |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 539,455 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 188,512 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $48,187 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ - | |
| Enter the greater of line (i) or (ii) | 48,187 |
| Total deductions | 236,699 |
| 2d. SIPC Net Operating Revenues | $8,379,129 |
| 2e. General Assessment @ .0025 | $20,948 |

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